Stuart Rosenstein
EVP & Chief Financial Officer
December 19, 2016
Via EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Townsquare Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed November 8, 2016
Response dated December 13, 2016
File No. 001-36558

Dear Mr. Pacho:
Thank you for your letter dated December 16, 2016. Set forth below is the response of Townsquare Media, Inc. (the “Company”), to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter with respect to the Company’s current report on Form 8-K (the “Form 8-K”) referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Form 8-K filed November 8, 2016
Exhibit 99.1
Non-GAAP Financial Measures and Definitions, page 12

1.
We note your response to comment 1. We note your response that the substance of your free cash flow measure is that of an operating measure and not a liquidity measure. Based upon your response, it is not clear why you named the

Townsquare Media, Inc | 240 Greenwich Avenue, Greenwich, Connecticut 06830
P 203.861.0900 | F 800.301.6408 |stu@townsquaremedia.com

Securities and Exchange Commission
December 19, 2016

measure “Free Cash Flow” if it is not intended to be a cash flow measure. In addition, your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Please revise the title of this non-GAAP measure so it is not confused with a liquidity measure or how free cash flow as typically calculated.
Response:
The Company respectfully advises the Staff that in its future filings with the Commission it will title this non-GAAP measure as “Adjusted EBITDA Less Interest, Cap Ex and Taxes.”

If you would like to discuss any aspect of this letter or the Form 8-K, please contact me at (203) 861-0900 or stu@townsquaremedia.com.

Very truly yours,

/s/ Stuart Rosenstein

Stuart Rosenstein
Executive Vice President and
Chief Financial Officer

cc:	Dean Suehiro (Securities and Exchange Commission)

Steven Price
Christopher Kitchen
(Townsquare Media, Inc.)

Townsquare Media, Inc | 240 Greenwich Avenue, Greenwich, Connecticut 06830
P 203.861.0900 | F 800.301.6408 | stu@townsquaremedia.com